ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 14 SEPTEMBER 2007	ASX Code: OEC
OTCBB Code: OBTLY

ORBITAL PROPOSES NEW EXTERNAL AUDITORS

PERTH, AUSTRALIA:  The Chair of Orbital Corporation Limited’s Audit Committee, Mr Grahame Young, today announced that Ernst & Young will be proposed as the new external auditor for the Orbital Group commencing from the 2007 – 2008 financial year.  The Audit Committee recommended Ernst & Young to the Orbital Board following a periodic review of the audit function.

Shareholders will be asked to approve the new auditors at Orbital Corporation Limited’s Annual General Meeting to be held on 23 October 2007.

“I would like to thank Orbital’s current auditor, KPMG for their contribution over many years”, said Mr Young.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Dr Rod Houston Chief Executive Officer Tel: +61 8 9441 2311	Website www.orbitalcorp.com.au Email Info@orbitalcorp.com.au